NEWS RELEASE:
June 7, 2007
HARBINGER CLARIFIES TENDER OFFER PRICE
AND ANNOUNCES AN EXTENSION OF ITS TENDER OFFER FOR OPENWAVE
New York, NY /PR Newswire/ Harbinger Capital Partners Master Fund I, Ltd. and Harbinger Capital Partners Special Situations Fund, L.P. (together, “Harbinger”) today clarified the offer price and announced an extension of the expiration date of the tender offer (the “Offer”) by Oreo Acquisition Co., LLC (“Purchaser”), their jointly owned subsidiary, for 40,389,560 shares of the common stock, par value $0.001 per share (the “Common Stock”) of Openwave Systems, Inc. (“Openwave”) (NASDAQ: OPWV) and the associated rights issued under Openwave’s rights plan to purchase certain shares of its preferred stock (the “Poison Pill Rights” and, together with the Common Stock, the “Shares”), pursuant to the Offer to Purchase dated May 22, 2007 (the “Offer to Purchase”).
Harbinger hereby clarifies and confirms that, as provided in Section 13 of the Offer to Purchase, the $8.30 purchase price per Share set forth in the Offer to Purchase will be automatically reduced to the extent of the $1.20 per Share dividend declared by Openwave on June 4, 2007 and, accordingly, the net purchase price to be paid by Purchaser will be $7.10 per Share. As a result of this clarification, tendering stockholders who also held Openwave stock on the Openwave dividend record date will receive $8.30 in total: a combination of the Harbinger Offer price and the Openwave declared dividend. Harbinger hereby waives any rights that it may have to such dividend, pursuant to the second paragraph on page 4 of the Letter of Transmittal that accompanied the Offer to Purchase, in respect of any Shares that are accepted for payment in the Offer.
The Expiration Time (as defined in the Offer to Purchase) is hereby extended to midnight New York City time on Thursday, June 21, 2007, unless otherwise extended. Accordingly, all references to “Expiration Time” in the Offer to Purchase shall mean midnight New York City time on Thursday, June 21, 2007, unless Purchaser, in its sole discretion, extends the period of time for which the Offer is open, in which case the term “Expiration Time” will mean the time at which the Offer, as so extended, will expire. As of the date hereof, approximately 1,646 shares of Openwave have been tendered by security holders and not withdrawn in the Offer.
Additionally, Harbinger, today announced that Harbinger has filed an appeal of the May 18, 2007 decision of the Court of Chancery of the State of Delaware whereby it ruled in favor of Openwave’s challenge to the timeliness of Harbinger’s nominations of James L. Zucco and Andrew Breen to the board of Openwave. Howard Kagan, a Managing Director of Harbinger, stated, “We have appealed because we continue to believe that the OPWV board interpreted its bylaws in a way that denies the voice of the stockholders. Jim Zucco, our director nominee at the last board meeting, received more votes than any other candidate — over 56% of the stockholder vote. We believe he should be on the board.”
Mr. Kagan also commented on the lawsuit filed by Openwave on June 4, 2007 in Delaware Chancery Court. The action against Oreo, Harbinger Master Fund and Harbinger Special Situations Fund in Delaware Chancery Court seeks a declaration by that court that the Openwave Directors have fully complied in all respects with their fiduciary duties to Openwave’s stockholders in responding to Harbinger’s Offer and an injunction against Harbinger and its employees, agents, and all persons acting on its behalf from acting to frustrate Openwave’s Board of Directors from fulfilling their fiduciary duties and obligations. Mr. Kagan said, “We do not understand the basis for the recent complaint filed by Openwave and believe this litigation is frivolous and without merit. We intend to vigorously defend against this action.”
IMPORTANT INFORMATION
This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. Any tender offer will be made only through an offer to purchase and related materials. In connection with the tender offer, Harbinger has filed a Tender Offer Statement on Schedule TO (containing an offer to purchase (the “Offer to Purchase”), the Supplement, a letter of transmittal and related materials) with the Securities and Exchange Commission on May 22, 2007. Investors and security holders of Openwave are advised to read these disclosure materials and other disclosure materials, when they are filed and become available (collectively, the “Disclosure Materials”), because these materials will contain important information. You should consider the information contained in the Disclosure Materials before making any decision about the tender offer or whether to tender your shares. Investors and security holders may obtain a free copy of the Disclosure Materials as well as any documents filed by Openwave with the Securities and Exchange Commission at the SEC’s website at www.sec.gov. The Disclosure Materials may also be obtained from the information agent for the tender offer at no cost after the tender offer is commenced.
CAUTIONARY STATEMENTS
This release contains “forward-looking statements”. Forward-looking statements made in this Offer to Purchase are subject to risks and uncertainties. Forward-looking statements include statements that are predictive in nature, which depend upon or refer to future events or conditions, which include words such as “believes,” “plans,” “anticipates,” “estimates,” “expects”, “intends”, “seeks” or similar expressions. In addition, any statements we may provide concerning future financial performance, ongoing business strategies or prospects, and possible future actions, including with respect to our strategy following completion of the Offer and our plans with respect to Openwave, are also forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and are subject to risks, uncertainties and assumptions about Openwave, economic and market factors and the industry in which Openwave does business, among other things. You should not place undue reliance on forward-looking statements, which are based on current expectations, since, while Harbinger believes the assumptions on which the forward-looking statements are based are reasonable, there can be no assurance that these forward-looking statements will prove accurate. This cautionary statement is applicable to all forward-looking statements contained in this Offer to Purchase and the material accompanying this Offer to Purchase. These statements are not guarantees of future performance. All forward-looking statements included in this Offer to Purchase are made as of the date on the front cover of this Offer to Purchase and, unless otherwise required by applicable law, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. Actual events and results may differ materially from those expressed or forecasted in forward-looking statements due to a number of factors.
For further information contact:
John W. McCullough
Vice President and Associate General Counsel
Harbert Management Corporation

Telephone: (205) 987-5576
E-mail: Jmccullough@harbert.net
or
John Dooley
Taylor Rafferty
Telephone: (212) 889-4350
Email: harbinger@taylor-rafferty.com